Exhibit 99.1

Press Release	February 8, 2017

CNOVA N.V.

ANNOUNCES INTENT TO VOLUNTARILY DELIST FROM

THE NASDAQ GLOBAL SELECT MARKET

Amsterdam, February 8, 2017, 22:15 CET — Cnova N.V. (NASDAQ & Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) — announced today that it has submitted written notice to the Nasdaq Global Select Market (“NASDAQ”) of its intention to voluntarily delist its ordinary shares, par value €0.05 per share (the “ordinary shares”), from NASDAQ.  The Company intends to file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) on February 20, 2017, to initiate voluntary delisting of its ordinary shares from NASDAQ and to terminate the registration of the ordinary shares under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Delisting of the ordinary shares from NASDAQ is expected to become effective on March 3, 2017, ten days after the filing date of the Form 25.  The Company also intends to file a Form 15 with the SEC on or about March 3, 2017, to suspend its U.S. public reporting obligations under the Exchange Act because it has fewer than 300 record holders of the ordinary shares.

Casino, Guichard-Perrachon S.A. announced on January 31, 2017, that following the successful completion of tender offers in the United States and France (the “Tender Offers”) for all of the Company’s ordinary shares, it owns approximately 98.88% of the Company’s outstanding ordinary shares.  The ordinary shares will continue to be listed on Euronext Paris for the time-being.

As of the date of the filing of the Form 15, the Company’s obligation to file certain reports under the Exchange Act, including Forms 20-F and 6-K, will be immediately suspended.

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Cnova Investor Relations Contact:	Media Contact:
Cnova N.V.	Cnova N.V.
Head of Investor Relations	Head of Communications
+31 20 795 06 71	+ 31 20 795 06 76
investor@cnova.com	directiondelacommunication@cnovagroup.com

About Cnova N.V.

Cnova N.V., one of the leading e-Commerce companies in France, serves 8.2 million active customers via its state-of-the-art website, Cdiscount. Cnova N.V.’s product offering of more than 20 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made regarding the possibility, timing and other terms and conditions of the proposed transaction and the related offer by Cnova’s controlling shareholder Casino for the outstanding shares of Cnova.  The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the effect of the  reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova on the ability of Cnova to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against Cnova and others relating to the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015,  filed with the SEC on July 22, 2016, and other documents filed with or furnished to the SEC. Any forward-looking statements made in this press release speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.